Exhibit 99.1

Opera Limited announces fourth quarter and full-year 2019 financial results

●	Fourth quarter revenue of $129.6 million, growth accelerating to 158% year-over-year; exceeding the top end of Opera’s guidance range
●	Opera’s total user base grew 5% year-over-year to 355 million monthly active users
●	Fintech continued to grow; fourth quarter revenue of $71.9 million, up 80% versus the prior quarter
●	New initiatives progressing -- OList conducted first real estate / rental transactions; Opera News Hub driving increased engagement
●	Fourth quarter adjusted EBITDA of $20.2 million, representing margin expansion versus the prior quarter and above guidance range
●	Fourth quarter net income of $22.0 million
●	Introducing 2020 revenue guidance range of $530 to $560 million, representing 63% growth at the midpoint versus 2019; and 2020 adjusted EBITDA of $70 to $80 million

Oslo, Norway, February 25, 2020 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2019.

Fourth quarter 2019 financial highlights

	Three Months Ended December 31,		Year-over-	Twelve Months Ended December 31,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2018	2019	year % change	2018	2019	year % change
Revenue	50,207	129,609	158.1%	172,276	334,855	94.4%

Net income (loss)	11,412	21,973	92.6%	35,160	57,899	64.7%
Margin	22.7%	17.0%		20.4%	17.3%

Adjusted EBITDA (1)	17,511	20,218	15.5%	65,794	45,523	-30.8%
Margin	34.9%	15.6%		38.2%	13.6%

Adjusted net income (1)	12,983	24,446	88.3%	46,136	67,635	46.6%
Margin	25.9%	18.9%		26.8%	20.2%

Diluted net income per ADS, US$	0.10	0.18	80.0%	0.34	0.51	50.0%

Diluted adjusted net income per ADS, US$ (1)	0.12	0.20	75.9%	0.44	0.59	33.6%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Frode Jacobsen, Opera’s CFO, said, “We are pleased with our fourth quarter results, which delivered accelerated revenue growth of 158% year-over-year and concluded a very strong year. One year ago, we guided 2019 revenue of $220-230 million, but also shared our excitement about the multiple growth initiatives we were starting to accelerate beyond this. Today we announce full-year results that include over $100 million of revenue above the top of our initial range, and an acceleration of our full-year growth trajectory from 34% in 2018 to 94% in 2019.

“Further, we continue to deliver strong adjusted EBITDA and net income margins, while investing aggressively in existing and future growth initiatives. We are indeed proud of our financial results in 2019, and more importantly, we demonstrated our ability to leverage our brand, user base and technology to rapidly launch and scale new businesses on top of our browser heritage.”

Commentary from Chairman and CEO

“2019 was a very strong year for our company, and a year that reinforced my confidence that Opera is both an attractive existing business, and a strong platform from which to launch innovative digital services into our core markets,” said Yahui Zhou, Opera Chairman and CEO.

“We have scaled Opera News to a leading position in our key regions and continue to improve this service to make it increasingly engaging. OList, our new classifieds service, has scaled very well and we believe this will be a gateway to transforming many of the underlying verticals, including the rental market in Nigeria. We want to help accelerate the transition from limited information and inefficient value chains to transparent and efficient marketplaces, starting with real estate. Finally, OKash has proven to be an attractive digital financing offering, with strong user ratings and significant number of returning users. This business is demonstrating unparalleled growth rates and we are beginning to expand to payments and marketplace offerings.

"As you may know, there has been published speculation around our business by a short seller. The most effective rebuttal is continued execution and growth, which is what we again achieved this past quarter, and to continue building on our strong base and momentum, which also underpins our 2020 guidance.

“In addition to being Opera’s Chairman and CEO, I am also the company’s largest investor. I appreciate the enthusiasm and support from our investors that have invested along with me. I believe that the true value of Opera’s strong brand and user base are somewhat obscured from view to the investor community - in part because of Opera’s geographic focus. Opera is a major consumer internet company in emerging markets, and in particular on the African continent, and in addition has a very engaged European user base. In many markets Opera is a household name, and that is an asset that we will continue investing in, and building upon. We believe that as we continue to execute, Opera, and the potential that exists in our markets, will gain more investor awareness, whether in the US, Europe, China or elsewhere.

“I am proud of our truly global team at Opera, and I am very excited as I look into 2020. Our company is on track to deliver another year of significant revenue growth and expanding profitability in the year ahead as we continue our strategy to build and grow our ecosystem.”

Fourth quarter 2019 user base and product highlights

(All comparisons are relative to the fourth quarter of 2018 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 21% to 163 million
●	Opera News app increased to 39 million average MAUs, up 97% year-over-year
●	Total smartphone average MAUs grew 9% to 227 million
●	PC average MAUs grew 11% to 68 million

Song Lin, Opera’s COO, said, “The progress we made throughout 2019, with continued product innovation, aggressive investments in new initiatives, and our monetization efforts, has positioned us on a very strong trajectory entering 2020.

“Starting with our browser, we continued to grow revenues nicely in the fourth quarter. This was driven by 11% user growth in PC browsers where our new gaming browser, Opera GX, has been well received by the market. Geographically, we also see growth in our key European markets. On the mobile side, we have been increasing our emphasis on Africa which includes building on our value propositions around data management. We recently launched data plans in Nigeria, where we partnered with leading telcos to provide targeted data plans to consumers that are economically attractive for both Opera and our partner operators. Early results have been promising and we will be scaling these efforts and working with more telcos across Africa in the next several quarters.

“Opera News monthly active users grew 21% year-over-year and our app almost doubled users over the same period. On engagement, we are making significant progress with average daily time spent and average daily article clicks, increasing by 24% and 20%, respectively, from January 2019 to January 2020. We believe Opera News Hub has been a big driver of this success, and we plan to expand beyond Nigeria into four additional countries. Additionally, monetization of our news app increased 21% versus the third quarter, and we have significant upside with additional formats and increased ad load.

“OList, our classifieds offering, was successfully launched in 2019 and has scaled nicely. We believe there is a large opportunity to provide deeper experiences in several verticals, including real estate, and to participate in those transactions. We believe this represents a large growth opportunity and importantly will provide meaningful benefits to our users in their everyday lives. Further, while our efforts are still early, we’ve recently completed our first real estate/rental transactions, which was a great initial step.

“European fintech also represents a significant opportunity -- one where we will be able to provide our European user base of more than 50 million users with new products around payment and open banking. Our first step was the acquisition of fintech startup Pocosys last month, which provided us with a strong team and good technology. We will be testing our initial products in one market later this year, and then rolling out more products and to more geographies over the long term.

“Finally, fintech continues to perform very well in South Asia and Africa. In the fourth quarter, our business grew 80% versus the prior quarter to $71.9 million. This was driven by strong loan growth and increasing value per loan. Additionally, we saw a decreasing number of non-performing loans. Importantly, our products continue to be well-received by consumers as evidenced by good ratings in the Google Play app store and the large number of returning users. We are seeing strong growth thus far in 2020, and plan to launch in additional markets. Our efforts have enabled us to drive significant engagement with consumers and we’re excited to be expanding our offerings to provide payment and marketplace products to millions of active users who logged into our online wallet/app during the fourth quarter of 2019. We expect these efforts will increase user engagement and create revenue-generating opportunities.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “We anticipate that 2020 will be another year of strong growth for Opera with both revenues and adjusted EBITDA expected to show meaningful growth over 2019. At the same, we will continue to invest heavily to position our company for long-term growth and continued profitability expansion. This includes significant incremental investments in new initiatives such as OList and European Fintech, where our investments are included in our bottom line outlook while we’ve taken a conservative approach to 2020 revenue contributions. We believe our current trajectory along with our new initiatives have the potential to materially grow our revenues and profits well beyond 2020 levels.”

As a result, Opera expects first quarter and full year 2020 revenue and adjusted EBITDA to be in the following ranges:

First Quarter:

●	Revenue of $123 - $133 million, or 147% - 167% growth versus the first quarter of 2019, primarily driven by fintech and advertising revenue.
●	Adjusted EBITDA of $11 - $14 million.

Full Year:

●	Revenue of $530 - $560 million, or 58% - 67% growth year-over-year. This will include continued fintech, search and advertising growth, but a decline of approximately $20 million from retail and technology revenues. It will also include roughly $10 million in revenue from new products and initiatives.
●

Adjusted EBITDA of $70 - $80 million, representing 54% - 76% growth year-over-year. This includes roughly $30 million in investments relating to new initiatives, increased cost of revenue due to microlending scaling and Opera News Hub, and slightly higher absolute marketing investment primarily related to new microlending markets.

Fourth quarter 2019 consolidated financial results

All comparisons in this section are relative to the fourth quarter of 2018 unless otherwise stated.

Revenue increased 158% to $129.6 million.

●	Search revenue increased 7% to $22.6 million, primarily due to browser growth.
●	Advertising revenue increased 27% to $20.2 million, due to an increase in both smartphone and PC users and continued monetization improvements.
●	Fintech revenue was $71.9 million, up 80% versus the third quarter due to continued strong growth. This compares to $1.7 million in the fourth quarter of 2018.
●	Retail revenue was $9.3 million.
●	Technology licensing and other revenue was $5.5 million. As expected, this decreased compared to the third quarter due to lower non-recurring revenue relating to investee support.

Operating expenses were $116.9 million.

●

Cost of revenue was $32.7 million. Within our total cost of revenue, $18.9 million related to microlending revenue, $9.4 million related to retail revenue, and $1.0 million related to the browser and news business area. This also included $3.3 million related to other revenue, predominantly consisting of personnel expenses incurred on behalf of investees that were formerly reported under general operating expenses.

●

Personnel expenses, including share-based remuneration, were $22.6 million, representing a 109% increase. This expense consists of cash-based compensation expense of $21.1 million, and share-based remuneration expense of $1.5 million. The increase was driven mainly by the growth in our fintech business as well as by other new initiatives including OList and Opera Ads as well as Opera News.

●	Marketing and distribution expenses were $17.5 million, representing an increase of 102% following our previously announced efforts to further invest in accelerating our growth in 2019.
●

Credit loss expense was $27.6 million, including $27.4 million related to microlending and $0.2 million within the browser and news segment. Credit loss fell over 200 basis points to 5.5% of loans disbursed, compared to the third quarter of 2019.

●	Depreciation and amortization expenses were $6.0 million, representing a 109% increase. The increase is largely the result of the adoption of IFRS 16 on January 1, 2019.
●	Other operating expenses were $10.5 million, representing a 61% increase.

Operating profit was $12.7 million, representing an operating margin of 10%, compared to $13.2 million and a 26% margin in the year-ago quarter. The decline was largely due to the increased investment in marketing and distribution activities and increased headcount associated with our growth initiatives.

Share of net income of associates and joint ventures amounted to $7.8 million, including non-cash gains from increased OPay and Starmaker fair value assessments conducted by an independent party at year-end.

Income tax expense was $4.6 million.

Net income was $22.0 million, compared to $11.4 million in the fourth quarter of 2018.

Net income per ADS was $0.19 in the quarter and $0.18 on a diluted basis.

Adjusted net income per ADS was $0.21 in the quarter, and $0.20 on a diluted basis. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 237.4 million, corresponding to 118.7 million ADSs. The increase in adjusted net income per ADS compared to the third quarter was driven by a full-quarter impact of our September 2019 secondary offering.

Adjusted EBITDA was $20.2 million, representing a 16% adjusted EBITDA margin, compared to $17.5 million in the fourth quarter of 2018. Adjusted EBITDA excludes share-based remuneration.

Adjusted Net Income was $24.4 million in the quarter, representing a 19% adjusted net margin, compared to $13.0 million in the fourth quarter of 2018. Adjusted net income excludes share-based remuneration and amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016). Adjusted net income includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

For greater details on adjusted EBITDA and adjusted net income, including the most directly comparable IFRS measures, please see “About non-IFRS financial measures” below.

Commentary on Misleading and Incorrect Recent Speculation

Opera issued the following statement on allegations contained in a report (the “Report”), which was made public on January 16, 2020 by a short seller firm.

“The Company believes that the report contains numerous errors, unsubstantiated statements, and misleading conclusions and interpretations regarding the business of and events relating to the Company. The Company has recently launched and scaled multiple new businesses and has continued to post strong financial results, and intends to continue leveraging its well-known brand and large user base of more than 350 million users for additional growth. The Company also remains committed to maintaining high standards of corporate governance and constantly evolving our products, practices and governance.”

To highlight the misleading nature of the Report, we would like to provide a summary of relevant facts for our investors:

●

Opera’s microlending products have been and continue to be well received by users in emerging markets, and the OKash app has an average rating of 4.2 out of 5 stars in the Google Play app store in Kenya with more than 71,000 reviews. Further, Opera lending products have been reviewed and continue to be approved by Google Play.

●

Opera has a significant focus on corporate governance matters. This includes an independent audit committee which reviews any related party transaction and independent auditors based in Norway. The Report incorrectly paints a story of improper financial gain and references three transactions -- the OKash acquisition, our Starmaker investment, and our collaboration for increased distribution scale with 360 Mobile Security. All three transactions were reviewed by our audit committee and are rational in nature. Further, no individual at Opera, including our Chairman, has received any payment or direct benefit from these transactions.

●	The short report states that Opera’s browser business has lost market share since the IPO, but fails to recognize the fact that Opera has grown significantly both in number of users and revenue since the IPO.
●

The Report blatantly mischaracterizes Opera’s operating cash flow by attempting to link additional investment in browser marketing to negative cash flow in the twelve months ending September 30, 2019 (Q4 2018 to Q3 2019). This analysis completely misses the fact that Opera’s net loan book grew by $52 million over the same period. Excluding the impact from a fast growing lending business, Opera’s operating cash flow would be positive.

Conference call

Opera’s management team will host a conference call from San Francisco at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Tuesday, February 25, 2020.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 239 64173

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 7235635

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, and expensed costs related to our recent initial public offering.

We believe that adjusted EBITDA and adjusted net income provides useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Revenue	50,207	129,609	172,276	334,855

Operating expenses
Cost of revenue	(8,144)	(32,650)	(20,009)	(73,991)
Personnel expenses including share-based remuneration	(10,807)	(22,585)	(34,683)	(61,029)
Marketing and distribution expenses	(8,652)	(17,540)	(31,381)	(73,150)
Credit loss expense	(17)	(27,605)	150	(54,879)
Depreciation and amortization	(2,876)	(6,000)	(12,694)	(18,933)
Other expenses	(6,496)	(10,486)	(28,359)	(32,210)
Total operating expenses	(36,992)	(116,865)	(126,975)	(314,192)

Operating profit (loss)	13,215	12,744	45,301	20,662

Share of net income (loss) of associates and joint ventures	133	7,829	(3,248)	34,082

Net finance income (expense)
Finance income	810	6,560	1,637	10,530
Finance expense	(1,565)	(957)	(1,695)	(1,505)
Net foreign exchange gain (loss)	(494)	424	(354)	(269)
Net finance income (expense)	(1,249)	6,028	(412)	8,756

Net income (loss) before income taxes	12,099	26,601	41,641	63,500
Income tax (expense) benefit	(687)	(4,628)	(6,481)	(5,602)
Net income (loss)	11,412	21,973	35,160	57,899

Net income (loss) attributable to:
Equity holders of the parent	11,412	21,973	35,160	57,899
Non-controlling interests	-	-	-	-
Total net income (loss) attributed	11,412	21,973	35,160	57,899

Weighted average number of ordinary shares outstanding
Basic, millions(1)	219.59	237.44	202.62	224.63
Diluted, millions(2)	226.14	241.76	208.73	224.83

Net income (loss) per ordinary share
Basic, US$	0.05	0.09	0.17	0.26
Diluted, US$	0.05	0.09	0.17	0.25

Net income (loss) per ADS
Basic, US$	0.10	0.19	0.35	0.52
Diluted, US$	0.10	0.18	0.34	0.51

(1) Assuming 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of December 31, 2019, the total number of shares outstanding for Opera Limited was 237,826,326, equivalent to 118,913,163 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2018	2019	2018	2019
Net income (loss)	11,412	21,973	35,160	57,899

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	(66)	301	(1,245)	(1,790)
Reclassification of exchange differences on loss of control	-	-	(138)	7
Share of other comprehensive income (loss) of associates and joint ventures	24	-	94	(41)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	(42)	301	(1,289)	(1,824)
Total comprehensive income (loss)	11,370	22,274	33,871	56,075

Total comprehensive income (loss) attributable to:
Equity holders of the parent	11,370	22,274	33,871	56,075
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) attributed	11,370	22,274	33,871	56,075

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of December 31,
[US$ thousands]	2018	2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	12,162	26,053
Intangible assets	115,444	110,807
Goodwill	421,578	421,578
Investments in associates and joint ventures	35,060	76,300
Non-current financial assets	2,025	1,351
Deferred tax assets	944	6,204
Total non-current assets	587,213	642,293

Current assets
Trade receivables	37,468	49,371
Loans to customers	3,092	93,115
Other receivables	4,031	59,112
Prepayments	14,372	25,809
Inventories	-	7,752
Other current financial assets	89	1,535
Marketable securities	1,165	42,146
Cash and cash equivalents	177,873	139,487
Total cash, cash equivalents, and marketable securities	179,038	181,633
Total current assets	238,090	418,327
TOTAL ASSETS	825,303	1,060,620

EQUITY AND LIABILITIES
Equity
Share capital	22	24
Other paid in capital	738,690	814,177
Retained earnings	36,432	99,513
Foreign currency translation reserve	316	(1,508)
Equity attributed to equity holders of the parent	775,460	912,206
Non-controlling interests	-	-
Total equity	775,460	912,206

Non-current liabilities
Non-current lease liabilities and other loans	2,271	9,181
Deferred tax liabilities	13,358	10,526
Other non-current liabilities	212	137
Total non-current liabilities	15,841	19,844

Current liabilities
Trade and other payables	17,957	57,125
Current lease liabilities and other loans	2,490	47,793
Income tax payable	1,920	7,803
Deferred revenue	1,932	708
Other current liabilities	9,701	15,142
Total current liabilities	34,002	128,570

Total liabilities	49,843	148,414
TOTAL EQUITY AND LIABILITIES	825,303	1,060,620

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2017, as previously reported	19	576,512	5,366	1,605	583,503
Impact of new accounting standards	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income (loss)	-	-	35,160	-	35,160
Other comprehensive income (loss)	-	-	-	(1,289)	(1,289)
Total comprehensive income (loss)	-	-	35,160	(1,289)	33,871
Business combination with entity under common control	-	-	(9,904)	-	(9,904)
Acquisition of treasury shares	-	(4,875)	-	-	(4,875)
Contribution of equity, net of transaction costs	3	167,053	-	-	167,056
Share-based remuneration expense	-	-	6,439	-	6,439
As of December 31, 2018	22	738,690	36,432	316	775,460

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	57,899	-	57,899
Other comprehensive income (loss)	-	-	-	(1,824)	(1,824)
Total comprehensive income (loss)	-	-	57,899	(1,824)	56,075
Contribution of equity, net of transaction costs	2	81,267	-	-	81,269
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	5,118	-	5,118
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206

(1) The amounts of share capital and other paid in capital have been amended by reclassifying amounts between the two equity components.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2018	2019	2018	2019

Net cash flow from (used in) operating activities	12,114	(16,852)	33,828	(41,312)
Net cash flow from (used in) investing activities	(43,537)	(46,038)	(47,250)	(108,832)
Net cash flow from (used in) financing activities	(8,171)	30,855	158,946	111,897

Net change in cash and cash equivalents	(39,594)	(32,034)	145,524	(38,247)

Cash and cash equivalents at beginning of period	217,642	170,697	33,207	177,873
Net foreign exchange difference	(175)	825	(857)	(138)
Cash and cash equivalents at end of period	177,873	139,487	177,873	139,487

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three months ended December 31, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	21,089	-	-	-	21,089
Advertising	15,928	-	-	-	15,928
Origination fees and interest	-	1,655	-	-	1,655
Airtime and handsets	-	-	6,416	-	6,416
Technology licensing and other revenue	-	-	-	5,119	5,119
Total revenue	37,017	1,655	6,416	5,119	50,207

Cost of revenue	(917)	(428)	(6,239)	(560)	(8,144)
Marketing and distribution expenses	(8,608)	(45)	-	-	(8,653)
Credit loss expense	511	(528)	-	-	(17)
Direct expenses	(9,013)	(1,001)	(6,239)	(560)	(16,813)

Contribution by business area	28,004	654	177	4,559	33,394

[US$ thousands]	Three months ended December 31, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	22,641	-	-	-	22,641
Advertising	20,164	-	-	-	20,164
Origination fees and interest	-	71,907	-	-	71,907
Airtime and handsets	-	-	9,331	-	9,331
Technology licensing and other revenue	-	-	-	5,567	5,567
Total revenue	42,805	71,907	9,331	5,567	129,609

Cost of revenue	(1,030)	(18,889)	(9,412)	(3,319)	(32,650)
Marketing and distribution expenses	(13,148)	(4,392)	-	-	(17,540)
Credit loss expense	(249)	(27,356)	-	-	(27,605)
Direct expenses	(14,428)	(50,637)	(9,412)	(3,319)	(77,796)

Contribution by business area	28,377	21,270	(81)	2,248	51,814

[US$ thousands]	Twelve months ended December 31, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	80,204	-	-	-	80,204
Advertising	58,240	-	-	-	58,240
Origination fees and interest	-	1,655	-	-	1,655
Airtime and handsets	-	-	9,287	-	9,287
Technology licensing and other revenue	-	-	-	22,890	22,890
Total revenue	138,444	1,655	9,287	22,890	172,276

Cost of revenue	(3,637)	(428)	(9,096)	(6,848)	(20,009)
Marketing and distribution expenses	(31,336)	(45)	-	-	(31,381)
Credit loss expense	678	(528)	-	-	150
Direct expenses	(34,295)	(1,001)	(9,096)	(6,848)	(51,240)

Contribution by business area	104,149	654	191	16,042	121,036

[US$ thousands]	Twelve months ended December 31, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	86,155	-	-	-	86,155
Advertising	68,813	-	-	-	68,813
Origination fees and interest	-	128,373	-	-	128,373
Airtime and handsets	-	-	29,802	-	29,802
Technology licensing and other revenue	-	-	-	21,712	21,712
Total revenue	154,968	128,373	29,802	21,712	334,855

Cost of revenue	(2,642)	(29,759)	(29,836)	(11,754)	(73,991)
Marketing and distribution expenses	(64,685)	(8,464)	-	-	(73,149)
Credit loss expense	(448)	(54,431)	-	-	(54,879)
Direct expenses	(67,776)	(92,654)	(29,836)	(11,754)	(202,020)

Contribution by business area	87,192	35,719	(34)	9,958	132,835

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Personnel expenses including share-based remuneration	2018	2019	2018	2019
Personnel expenses excluding share-based remuneration	9,388	21,110	29,829	55,101
Share-based remuneration, including related social security costs	1,419	1,475	4,846	5,928
Total	10,807	22,585	34,683	61,029

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended December 31,		Twelve Months Ended December 31,
Other expenses	2018	2019	2018	2019
Hosting	2,497	1,876	10,146	6,941
Audit, legal and other advisory services	1,563	2,540	8,306	8,533
Software license fees	551	877	1,799	2,566
Rent and other office expense	1,204	1,453	4,573	5,379
Travel	487	1,588	2,057	3,990
Other	194	2,152	1,477	4,801
Total	6,496	10,486	28,359	32,210

Non-IFRS financial measures

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	11,412	21,973	35,160	57,899
Add: Income tax expense (benefit)	687	4,628	6,481	5,602
Add: Net finance expense (income)	1,249	(6,028)	412	(8,756)
Add: Share of net loss (income) of associates and joint ventures	(133)	(7,829)	3,248	(34,082)
Add: Depreciation and amortization	2,876	6,000	12,694	18,933
Add: Share-based remuneration	1,419	1,475	4,846	5,928
Add: Expensed IPO related costs	-	-	2,952	-
Adjusted EBITDA	17,511	20,218	65,794	45,523

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	11,412	21,973	35,160	57,899
Add: Share-based remuneration	1,419	1,475	4,846	5,928
Add: Amortization of acquired intangible assets	1,280	1,280	5,120	5,120
Add: Expensed IPO related costs	-	-	2,952	-
Income tax adjustment (1)	(1,128)	(282)	(1,943)	(1,311)
Adjusted net income	12,983	24,446	46,136	67,635

Weighted average number of ordinary shares outstanding
Basic, millions	219.59	237.44	202.62	224.63
Diluted, millions	226.14	241.76	208.73	224.83

Adjusted net income (loss) per ordinary share
Basic, US$	0.06	0.10	0.23	0.30
Diluted, US$	0.06	0.10	0.22	0.30

Adjusted net income (loss) per ADS
Basic, US$	0.12	0.21	0.46	0.60
Diluted, US$	0.12	0.20	0.44	0.59

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs.